Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial Results for the Third Quarter of 2018

-Teleconference to be Held on Wednesday, November 28, 2018 at 8:00 am ET-

BEIJING, November 27, 2018 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL,“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the three and nine months ended September 30, 2018.

Third Quarter 2018 Financial Highlights

▪	Net sales during the third quarter ended September 30, 2018 increased to RMB86.9 million or US$12.6 million from RMB73.9 million last year.

▪	Sales of specialty films were RMB45.3 million (US$6.6 million) or 52.2% of our total quarterly revenues.

▪	Gross profit grew to RMB17.1 million (US$2.5 million) from RMB6.7 million a year ago; gross margin was 19.6%t compared to 9.1% last year.

▪	Net loss attributable to the Company was RMB1.8 million (US$0.3 million) compared to net loss of RMB12.1 million during the same period in 2017, representing a decrease in loss of RMB10.3 million.

▪	Basic and diluted net loss per share was RMB0.57 or US$0.08.

First Nine Months 2018 Financial Highlights

▪	Net sales during the first nine months ended September 30, 2018 increased to RMB243.4 million or US$35.4 million from RMB211.9 million last year.

▪	Sales of specialty films were RMB109.0 million (US$15.9 million) or 44.8% of total revenues during the period.

▪	Gross profit grew to RMB33.3 million (US$4.9 million) from RMB15.5 million a year ago; gross margin was 13.7%t compared to 7.3% last year.

▪	Net loss attributable to the Company was RMB18.7 million (US$2.7 million) compared to net loss of RMB35.9 million during the same period in 2017, representing a decrease in loss of RMB17.2 million.

▪	Basic and diluted net loss per share was RMB5.73 or US$0.83.

Mr. Zengyong Wang, Chairman and CEO of Fuwei Films, commented, “While we continued to be adversely affected by intense competition and increased supply over demand in China’s BOPET market, our net sales and the sales of specialty films increased. We are glad to announce that the sales of specialty films accounted for 52.2% of the total revenues for the third quarter of 2018. We believe the improvement of our financial metrics benefits from continued implementation of differentiation strategy. Looking ahead, encouraged by this positive trend, we believe our commitment to innovation and R&D will enable us to capitalize on market opportunities and as a result expect to realize profits despite challenging industry and economic conditions.”

Third Quarter 2018 Results

Net sales during the third quarter ended September 30, 2018 were RMB86.9 million (US$12.6 million), compared to RMB73.9 million during the same period in 2017, representing an increase of RMB13.0 million or 17.6%. The increase of average sales price caused an increase of RMB18.6 million and the sales volume decrease caused a decrease of RMB5.6 million.

In the third quarter of 2018, sales of specialty films were RMB45.3 million (US$6.6 million) or 52.2% of our total revenues as compared to RMB28.5 million or 38.6% in the same period of 2017, which was an increase of RMB16.8 million, or 58.9% as compared to the same period in 2017. The increase in average sales price caused an increase of RMB2.9 million and the increase in the sales volume caused an increase of RMB13.9 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended September 30, 2018		% of Total	Three-Month Period Ended September 30, 2017	% of Total
	RMB	US$		RMB
Stamping and transfer film	30,650	4,464	35.3%	29,588	40.0%
Printing film	6,293	916	7.2%	7,068	9.6%
Metallization film	773	112	0.9%	1,874	2.5%
Specialty film	45,325	6,599	52.2%	28,487	38.6%
Base film for other application	3,832	558	4.4%	6,839	9.3%

	86,872	12,649	100.0%	73,857	100.0%

Overseas sales were RMB8.5 million or US$1.2 million, or 9.8% of total revenues, compared with RMB15.2 million or 20.6% of total revenues in the third quarter of 2017. The increase in average sales price caused an increase of RMB2.3 million and the decrease in sales volume resulted in a decrease of RMB9.0 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended September 30, 2018		% of Total	Three-Month Period Ended September 30, 2017	% of Total
	RMB	US$		RMB
Sales in China	78,369	11,411	90.2%	58,614	79.4%
Sales in other countries	8,503	1,238	9.8%	15,243	20.6%

	86,872	12,649	100.0%	73,857	100.0%

Our gross profit was RMB17.1 million (US$2.5 million) for the third quarter ended September 30, 2018, representing a gross margin rate of 19.6%, as compared to a gross margin rate of 9.1% for the same period in 2017. Correspondingly, gross margin rate increased by 10.5 percentage point compared to the same period in 2017 mainly due to the increase of average sales price.

Operating expenses for the third quarter ended September 30, 2018 were RMB17.8 million (US$2.6 million), which was RMB1.5 million, or 9.2% higher than the same period in 2017. This increase was mainly due to increased expenses on research and development.

Net loss attributable to the Company during the third quarter ended September 30, 2018 was RMB1.8 million (US$0.3 million) compared to net loss attributable to the Company of RMB12.1 million during the same period in 2017, representing a decrease in loss of RMB10.3 million.

Basic and diluted net loss per share was RMB0.57 (US$0.08) and RMB3.70 for the three-month period ended September 30, 2018 and 2017, respectively.

Total shareholders’ equity was RMB200.26 million or US$29.16 million as of September 30, 2018, compared with RMB221.03 million as of December 31, 2017.

As of September 30, 2018, the Company had 3,265,837 basic and diluted total ordinary shares outstanding.

Nine Months 2018 Results

Net sales during the nine-month period ended September 30, 2018 were RMB243.4 million (US$35.4 million), compared to RMB211.9 million, during the same period in 2017, representing an increase of RMB31.5 million or 14.9%. The increase of average sales price caused an increase of RMB35.6 million and the decrease in the sales volume caused a decrease of RMB4.1 million.

In the nine-month period ended September 30, 2018, sales of specialty films were RMB109.0 million (US$15.9 million) or 44.8% of our total revenues as compared to RMB75.8 million or 35.8% in the same period of 2017, which was an increase of RMB33.2 million, or 43.8% as compared to the same period in 2017. The increase of average sales price caused an increase of RMB2.8 million and the increase in the sales volume caused an increase of RMB30.4 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2018		% of Total	Nine-Month Period Ended September 30, 2017	% of Total
	RMB	US$		RMB
Stamping and transfer film	90,930	13,239	37.3%	83,038	39.2%
Printing film	23,874	3,476	9.8%	18,627	8.8%
Metallization film	2,568	374	1.1%	6,976	3.3%
Specialty film	109,020	15,874	44.8%	75,817	35.8%
Base film for other applications	17,006	2,476	7.0%	27,409	12.9%

	243,398	35,439	100.0%	211,867	100.0%

Overseas sales during the nine months ended September 30, 2018 were RMB36.1 million or US$5.3 million, or 14.8% of total revenues, compared with RMB44.2 million or 20.9% of total revenues in the same period in 2017. This was RMB8.1 million lower than the same period in 2017. The decrease in sales volume resulted in a decrease of RMB12.7 million and the increase of average sales price caused an increase of RMB4.6 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2018		% of Total	Nine-Month Period Ended September 30, 2017	% of Total
	RMB	US$		RMB
Sales in China	207,291	30,181	85.2%	167,622	79.1%
Sales in other countries	36,107	5,258	14.8%	44,245	20.9%

	243,398	35,439	100.0%	211,867	100.0%

Our gross profit was RMB33.3 million (US$4.9 million) for the first nine months ended September 30, 2018, representing a gross margin of 13.7%, as compared to a gross margin of 7.3% for the same period in 2017. Correspondingly, gross margin increased by 6.4 percentage. Our average product sales prices increased by 17.2% compared to the same period last year while the average cost of goods sold increased by 9.1% compared to the same period last year. Consequently, the amount of increase in sales price was higher than that in cost of goods sold during the nine months ended September 30, 2018 compared with the same period in 2017, which resulted in an increase in our gross profit.

Operating expenses for the nine months ended September 30, 2018 were RMB47.0 million (US$6.8 million), compared to RMB44.3 million in the same period in 2017, which was RMB2.7 million or 6.1% higher than the same period in 2017. This increase is mainly due to increased expenses on research and development.

Conference Call Information

The Company will host a teleconference on Wednesday, November 28, 2018, at 8:00 a.m. ET / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally prior to the scheduled start time.

A replay of the call can be accessed via telephone by calling +1-877-481-4010 in North America, or +1-919-882-2331 internationally, and entering the following reply ID: 41237. The replay will be available until December 28, 2018, at 08:00 a.m. ET.

About Fuwei Films

Fuwei Films develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, also known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as used in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Mr. Shiwei Yin
Investor Relations
Grayling
Phone: +1-646-284-9474
Email: shiwei.yin@grayling.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(amounts in thousands except share and per share value)

(Unaudited)

	September 30, 2018		December 31, 2017
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	24,635	3,587	12,963
Restricted cash	60,990	8,880	56,501
Accounts and bills receivable, net	15,574	2,268	20,123
Inventories	25,594	3,727	24,578
Advance to suppliers	8,885	1,294	3,898
Prepayments and other receivables	1,780	259	1,404
Deferred tax assets – current	1,268	185	1,288
Total current assets	138,726	20,200	120,755

Property, plant and equipment, net	342,600	49,884	371,058
Construction in progress	366	53	366
Lease prepayments, net	16,429	2,392	16,830
Advance to suppliers - long term, net	1,542	225	1,570
Deferred tax assets - non current	6,796	990	6,901

Total assets	506,459	73,744	517,480

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	64,950	9,457	50,000
Due to related parties	113,602	16,541	151,074
Accounts payables	19,907	2,899	17,470
Notes payable	90,980	13,247	67,900
Advance from customers	8,829	1,286	1,976
Accrued expenses and other payables	5,343	778	5,268
Total current liabilities	303,611	44,208	293,688

Deferred tax liabilities	2,587	377	2,763

Total liabilities	306,198	44,585	296,451

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)	13,323	1,940	13,323
Additional paid-in capital	311,907	45,415	311,907
Statutory reserve	37,441	5,452	37,441
Accumulated deficit	(163,223)	(23,766)	(144,508)
Cumulative translation adjustment	813	118	2,866
Total equity	200,261	29,159	221,029
Total liabilities and equity	506,459	73,744	517,480

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended September 30,			The Nine-Month Period Ended September 30,
	2018		2017	2018		2017
	RMB	US$	RMB	RMB	US$	RMB
Net sales	86,872	12,649	73,857	243,398	35,439	211,867
Cost of sales	69,812	10,165	67,145	210,051	30,584	196,373

Gross profit	17,060	2,484	6,712	33,347	4,855	15,494

Operating expenses
Selling expenses	2,960	431	3,410	9,325	1,358	10,617
Administrative expenses	14,874	2,166	12,917	37,667	5,484	33,669
Total operating expenses	17,834	2,597	16,327	46,992	6,842	44,286

Operating loss	(774)	(113)	(9,615)	(13,645)	(1,987)	(28,792)

Other income (expense)
- Interest income	356	52	103	739	108	607
- Interest expense	(2,769)	(403)	(2,244)	(7,227)	(1,052)	(7,097)
- Others income (expense), net	1,324	193	(374)	1,369	199	(763)

Total other expense	(1,089)	(158)	(2,515)	(5,119)	(745)	(7,253)

Loss before provision for income taxes	(1,863)	(271)	(12,130)	(18,764)	(2,732)	(36,045)

Income tax benefit	15	2	54	49	7	168

Net loss	(1,848)	(269)	(12,076)	(18,715)	(2,725)	(35,877)

Other comprehensive loss
- Foreign currency translation adjustments	24	3	1,206	(2,053)	(299)	993

Comprehensive loss	(1,824)	(266)	(10,870)	(20,768)	(3,024)	(34,884)

Loss per share, Basic and diluted	(0.57)	(0.08)	(3.70)	(5.73)	(0.83)	(10.99)
Weighted average number ordinary shares, Basic and diluted	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(amounts in thousands except share and per share value)

(Unaudited)

	The Nine-Month Period Ended September 30,
	2018		2017
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(18,715)	(2,725)	(35,877)
Adjustments to reconcile net loss to net cash used in operating activities
- Depreciation of property, plant and equipment	33,271	4,844	32,334
- Amortization of intangible assets	400	58	394
- Deferred income taxes	(51)	(7)	(168)
- Bad debt (recovery) expense	(132)	(19)	714
-Inventory provision	-	-	(57)
Changes in operating assets and liabilities
- Accounts and bills receivable	4,682	682	5,589
- Inventories	(1,016)	(148)	3,790
- Advance to suppliers	(4,987)	(726)	(5,591)
- Prepaid expenses and other current assets	(551)	(80)	100
- Accounts payable	2,436	355	(1,037)
- Accrued expenses and other payables	(1,031)	(150)	354
- Advance from customers	6,852	998	2,021
- Tax payable	1,270	185	4,693

Net cash provided by (used in) operating activities	22,428	3,267	7,259

Cash flow from investing activities
Purchases of property, plant and equipment	(4,812)	(701)	(4,024)
Restricted cash related to trade finance	(4,489)	(654)	871
Advance to suppliers - non current	28	4	161
Amount change in construction in progress	-	-	65

Net cash used in investing activities	(9,273)	(1,351)	(2,927)

Cash flow from financing activities
Principal payments of bank loans	-	-	(1,675)
Proceeds from short-term bank loans	14,950	2,177	5,000
Proceeds from related party	(37,472)	(5,456)	2,666
Change in notes payable	23,080	3,361	(888)

Net cash provided by financing activities	558	82	5,103

Effect of foreign exchange rate changes	(2,041)	(403)	942

Net increase in cash and cash equivalent	11,672	1,595	10,377

Cash and cash equivalent
At beginning of period/year	12,963	1,992	13,343
At end of period/year	24,635	3,587	23,720

SUPPLEMENTARY DISCLOSURE:
Interest paid	7,227	1,052	7,097
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,029	150	2,040